August 21, 2006

Mr. Donald A. Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Re:	First Indiana Corporation

Form 10-K for Fiscal Year Ended

December 31, 2005

File No. 000-14354

Dear Mr. Walker:

On behalf of First Indiana Corporation (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated August 8, 2006 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2005 (File No. 000-14354).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

1. In an amendment to the Form 10-K file both the signed reports of the independent registered public accounting firm.

COMPANY’S RESPONSE

The company will file both signed reports of the independent registered public accounting firm on Form 10-K/A (Amendment No. 1), which amends the Form 10-K originally filed on March 2, 2006, on or before August 25, 2006.

We acknowledge that:

•	the company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please do not hesitate to contact me at 317-269-1614.

Sincerely,

/s/ William J. Brunner
William J. Brunner
Chief Financial Officer